UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                    .
Commission File Number 001-08454

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACCO Brands Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, IL 60069

ACCO BRANDS CORPORATION 401(k) PLAN

Financial Statements
December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan participants
of the ACCO Brands Corporation 401(k) Plan
ACCO Brands Corporation
Lincolnshire, Illinois

We have audited the accompanying statements of net assets available for benefits of the ACCO Brands Corporation 401(k) Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2012

ACCO Brands Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

		December 31,
		2011	2010
Assets
	Investments, at fair value:
	Stable Value Fund	$37,873,253	$34,321,614
	Mutual funds	140,254,115	150,074,488
	Common stock	3,531,886	3,578,057
		181,659,254	187,974,159

	Receivables:
	Employer contribution	152,518	117,496
	Employee contribution	821	395
	Notes receivable from participants	4,843,994	5,138,116
	Total receivables	4,997,333	5,256,007

	Net assets, reflecting all assets at fair value	186,656,587	193,230,166

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,895,821)	(1,736,883)
Net Assets Available for Benefits		$183,760,766	$191,493,283

See accompanying notes to financial statements

ACCO Brands Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions to net assets attributed to:
Dividend and interest income	$4,668,156

Contributions:
Participant	7,474,399
Employer	4,164,443
Rollovers	189,176
Total contributions	11,828,018

Total additions	16,496,174

Deductions from net assets attributed to:
Benefits paid to participants	18,686,284
Net depreciation in fair value of investments	5,362,175
Administrative fees and other	180,232

Total deductions	24,228,691

Net decrease	(7,732,517)

Net assets available for benefits:
Beginning of year	191,493,283

End of year	$183,760,766

See accompanying notes to financial statements

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 1. Description of the Plan

The following description of the ACCO Brands Corporation 401(k) Plan (“the Plan”) is provided for general information purposes only. For a complete description of the Plan, participants should refer to the specific provisions of the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

General: ACCO Brands Corporation (“the Company” or “ACCO”) established the Plan as of August 16, 2005, in order to provide for participation by certain employees of ACCO who are paid on a salaried, hourly or commission basis. Employees scheduled to work twenty hours or more per week are immediately eligible to participate. Employees scheduled to work less than twenty hours per week are eligible after one year of service as defined by the Plan.

The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Fidelity Management Trust Company serves as trustee of the Plan and performs certain recordkeeping and administrative functions for the Plan.

Significant features of the Plan are as follows:

Contributions: Each participant may elect to contribute on a pre-tax basis up to 50% of eligible compensation. A participant’s pre-tax contributions may not exceed the dollar amount provided by the Internal Revenue Code (“the Code”), which was $16,500 for 2011. In addition, participants over 50 years of age may elect up to 25% of eligible compensation as an additional unmatched, pre-tax catch-up contribution which was limited by the Code to $5,500 in 2011.

The Plan also permits each participant to make after-tax contributions to the Plan. However, total pre-tax and after-tax contributions may not exceed 50% of the participant’s total eligible compensation.

In addition to the ability to make simultaneous tax deferred and after-tax contributions, the Plan also allows for a participant’s contributions to automatically continue on an after-tax basis once the pre-tax contribution limit has been reached for that year. Participants, who elect to continue contributing to the Plan on an after-tax basis, will contribute at the same pre-tax contribution percentage that was in effect when the limit was reached for that year. In determining the amount of pre-tax and after-tax contributions allowed under the Plan, annual compensation limits are imposed by the Code.

New hires who do not decline enrollment in the Plan within 60 days after first becoming eligible to join the plan, will be automatically enrolled in the Plan and a pre-tax contribution of 3% will be deducted from the participant’s pay and invested in the T. Rowe Price Retirement fund designed for the participant’s age group.

The Company contributes on behalf of each eligible participant, an amount equal to 100% of the first 3% and 50% of the next 3% of the participant’s contribution up to 6% of eligible compensation. The amount of any Company matching contributions is subject to certain limitations of the Code. In 2010, the Plan became a safe harbor 401(k) plan. Both Company safe harbor and non-safe harbor matching contributions made to participant accounts are 100% vested and non-forfeitable. Company matching contributions made in years before 2007 remain subject to the vesting requirements under the Plan.

The Plan permits the acceptance of an account balance from another tax-qualified plan or certain individual retirement accounts by means of a direct rollover.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, is adjusted for allocations of the Plan’s investment income (expense) and administrative expenses, and is reduced by the amount of participant withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. Except as may be limited by policies concerning excessive short-term trading, each participant can change the investment

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

percentages or transfer all or part of his/her account from one fund to another on a daily basis. The ACCO Brands Stock Fund was converted from a unitized stock fund to a real-time traded fund effective June 30, 2011 and renamed to the ACCO Brands Common Stock Fund. The Plan currently offers, in addition to the ACCO Brands Common Stock Fund, the Prudential Stable Value Fund, and various mutual funds as investment options for participants.

Vesting: Participants are always 100% vested in their own contributions as well as any investment earnings on those contributions. Company safe harbor and non-safe harbor matching contributions, as well as any investment earnings on those contributions, are 100% vested immediately.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum of the lesser of 50% of their vested account balance or $50,000. The current minimum loan amount is $1,000 for principal residence loans and $500 for general purpose loans.

Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. Principal residence loans must be repaid within ten years. Participants can have up to three loans outstanding at any one time, one of which may be a principal residence loan.

Each loan bears a rate of interest equal to the prime rate as reported by Reuters, as of the last business day of the month prior to the month in which the loan is made. Each loan must be collateralized by a portion of the participant’s account balance and documented by a promissory note payable to the trustee which is invested in the loan fund. Repayment is made by payroll deduction for so long as the participant is employed by the Company and thereafter by regular installment payments. Loan repayments are invested in accordance with the participant’s investment election in effect at the time of repayment. A one-time loan setup fee of $50 is paid by the participant and is deducted from the participant’s account at the time the loan is processed.

Forfeitures: Company contributions forfeited by non-vested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account. Forfeitures during the years 2011 and 2010 or as of their year ends were immaterial to the Plan’s financial statements.

Distributions and Withdrawals: Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after the attainment of age 59-1/2. Distributions and withdrawals are recorded when paid.

Plan Termination: The Company has the right under the Plan to discontinue its contributions at any time and the Board of Directors of the Company may terminate the Plan at any time subject to the provisions of ERISA and its related regulations. In the event of the Plan’s termination, participants would become 100% vested in their accounts.

NOTE 2. Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 3).

While Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits, the difference between the fair value of the Plan’s direct interest in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statement of Net Assets Available for Benefits. Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in such contracts through its investment in a stable value fund.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the plan’s gains and losses on

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

investments bought and sold as well as held during the year.

Administrative Expenses: Investment management expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. Transaction charges (for loan and certain benefit payment transactions), short-term trading fees, and certain recordkeeper fees are paid by the Plan by reducing the balances of those participants initiating the transactions. Legal fees incurred in the administration of the plan have been paid by the Company. Certain other fees incurred in the administration of the Plan, such as audit fees and investment advisory fees, have been paid by the plan.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect certain amounts reported in the financial statements and disclosures, and actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in mutual funds, a collective trust fund, a wrapper contract and Company common stock. These investments are exposed to various risks, such as interest rate, liquidity, market, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Payments of Benefits: Benefits are recorded when paid.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are generally received through payroll deductions and the notes are collateralized by the participants’ account balances.

NOTE 3. Fair Value Measurements

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock: The fair values of mutual funds and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Stable value fund: The Plan’s investments include a synthetic investment contract referenced as the Stable Value Fund which

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

consists of an investment in a collective trust fund and a wrapper contract with an insurance company. The fair value of the interest in the collective fund is based upon the applicable per unit net asset value reported in the audited financial statements of the fund (level 2 inputs). The investment objective of the collective trust is to outperform the Barclays Capital U.S. Aggregate Bond Index by 25 basis points over a full market cycle. The fund invests in U.S. Government mortgage backed securities, U.S. Treasury and Agency obligations, long-term corporate bonds in a variety of industry sectors and a money market account. The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The fair value of the associated wrapper contract is based upon a comparison of the cost of the wrapper and current re-bid prices for a similar wrapper contract as of the financial statement date (level 3 inputs). The value of the wrapper was determined to be zero at December 31, 2011 and 2010.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets as of December 31, 2011 and 2010 that are measured at fair value on a recurring basis:

	Fair Value Measurements
	at December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Life-cycle balanced	$5,639,177	$—	$—	$5,639,177
Life-cycle equities	21,153,241	—	—	21,153,241
International equities	10,762,741	—	—	10,762,741
Domestic equities	86,256,142	—	—	86,256,142
Fixed income	16,442,814	—	—	16,442,814
Stable Value Fund
Collective Trust	—	37,873,253	—	37,873,253
Wrapper contract	—	—	—	—
Company Stock	3,531,886	—	—	3,531,886

Total assets at fair value	$143,786,001	$37,873,253	$—	$181,659,254

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

	Fair Value Measurements
	at December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Life-cycle balanced	$5,781,381	$—	$—	$5,781,381
Life-cycle equities	19,324,770	—	—	19,324,770
International equities	14,807,369	—	—	14,807,369
Domestic equities	94,500,502	—	—	94,500,502
Fixed income	15,660,466	—	—	15,660,466
Stable Value Fund
Collective Trust	—	34,321,614	—	34,321,614
Wrapper contract	—	—	—	—
Company Stock	3,578,057	—	—	3,578,057

Total assets at fair value	$153,652,545	$34,321,614	$—	$187,974,159

NOTE 4. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 6, 2009 that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5. Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Company pays certain fees for the administration of the Plan.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these investments qualify as party-in-interest investments. Professional fees and administrative fees paid by the Plan in 2011 also qualify as party-in-interest transactions. The investment in ACCO Brands Corporation common stock (“ACCO stock”) is also a party-in-interest investment. At December 31, 2011 and 2010, the value of the ACCO stock held by the Plan within the ACCO Brands Common Stock Fund was $3,531,886 and $3,578,057, respectively, and the number of shares held was 365,893 and 407,829, respectively.

Participants in the Plan are permitted to borrow funds from their vested balance as described in Note 1. These transactions qualify as party-in-interest transactions. Actual fees paid by the Plan for investment management and consulting services, also qualify as parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements.

NOTE 6. Investments

The fair value of the Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

	December 31,
	2011	2010
PIMCO Total Return Institutional Index Fund	$15,318,298	$14,397,465
Vanguard Institutional Index Fund	12,105,584	13,053,347
T. Rowe Price Capital Appreciation Fund	22,079,999	22,877,919
Royce Value Plus Fund – Service Class	10,825,455	13,832,151
Fidelity Contrafund	18,806,069	20,054,046
Fidelity Diversified International Fund*	8,187,772	10,564,847
Prudential Core Conservative Bond Fund
(Contract value: 2011 - $34,977,432, 2010 - $32,584,731)	37,873,253	34,321,614

*Less than 5% of net assets as December 31, 2011; presented for comparative purposes only.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $5,362,175 as follows:

Year ended
December 31, 2011
Mutual funds	$(6,297,376)
Company common stock	935,201

Net depreciation	$(5,362,175)

NOTE 7. Investment Contract with Insurance Company

The Plan holds a fully-benefit responsive synthetic investment contract, referenced as the Stable Value Fund, which consists of units of participation in the Core Conservative Bond Fund (a collective trust fund) managed by Prudential Trust Company and a wrapper contract issued by Prudential Insurance Company of America. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments from the Stable Value Fund at contract value due to the contract value guarantee provided to the Plan under the wrapper contract. There are no reserves against the contract value for credit risk of the issuer or otherwise.

There are no events that limit the ability of the plan to transact at contract value as long as the contract remains in force. The investment contract does specify events which may result in a termination. Such events include plan termination or merger, early retirement incentive, layoffs, etc. Termination of the contract would cause distributions to be payable at fair value. Currently, management believes that the occurrence of an event that would cause the plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based upon an agreed-upon formula with the issuer, as defined in the contract agreement, but cannot be less than zero. The interest rates are reviewed on a semi-annual basis for resetting per the contract. The gain or loss in the fair value of the investment contract relative to its contract value is reflected in the Statement of Net Assets Available for Benefits as Adjustment for fair value to contract value for fully benefit-responsive investment contracts. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

The average yield at fair value and weighted average crediting rate for the Stable Value Fund are as follows:

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

	2011	2010
Average contract yield:
Based on annualized earnings (1)	1.93%	2.76%
Based on interest rate credited to participants (2)	3.90%	4.26%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

NOTE 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per financial statements	$183,760,766	$191,493,283
Deemed distributions for participant loans	(90,308)	(73,312)
Adjustment from contract value to fair value for investment in stable value fund	2,895,821	1,736,883

Net assets available for benefits per the Form 5500	$186,566,279	$193,156,854

Year Ended
December 31, 2011
Decrease in net assets available for benefits per the financial statements	$(7,732,517)
Change in difference between contract value and estimated fair value of investments in stable value fund	1,158,938
Deemed distribution of participant loans at end of year	(90,308)
Deemed distribution of participant loans at beginning of year	73,312

Decrease in net assets available for benefits per the Form 5500	$(6,590,575)

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 9. Subsequent Event

On May 1, 2012, the Company completed the merger of the Mead Consumer and Office Products Business (“Mead C&OP Business”) with a wholly-owned subsidiary ("Mead Products LLC") of the Company (the "Merger").
In anticipation of the Merger on April 23, 2012, the Company’s Compensation Committee of the Board of Directors approved amendments to the Plan. Effective May 1, 2012, employees enrolled in the MeadWestvaco Savings & Employee Stock Ownership Plan for Bargained Hourly Employees and MeadWestvaco Savings & Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees (collectively, "Mead Plans") who became employees of Mead Products LLC or another participating employer in connection with the Merger, are permitted to become participants in the Plan, and are entitled to receive accrued benefits immediately after the Merger that are equal to their accrued benefits under the Mead Plans immediately prior to the effective date of the Merger.

SUPPLEMENTAL SCHEDULE

ACCO BRANDS CORPORATION 401(K) PLAN
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2011

Name of plan sponsor: ACCO Brands Corporation
Employer identification number: 36-2704017
Three-digit plan number: 002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
		Mutual Funds
	PIMCO	Total Return Institutional Index Fund	**	$15,318,298
	Davis NY	Davis NY Venture Fund, Inc. Class A	**	6,885,446
	Vanguard	Vanguard Institutional Index Fund	**	12,105,584
	T. Rowe Price	T. Rowe Price Capital Appreciation Fund	**	22,079,999
	Lazard	Lazard Emerging Markets Instl Shares	**	2,574,969
	Allianz	Allianz NFJ Dividend Value Fund	**	3,930,405
	Wells Fargo	Wells Fargo Adv. Small Cap Value Fund	**	4,837,518
	Royce	Royce Value Plus Fund – Service Class	**	10,825,455
*	Fidelity Investments	Fidelity Contrafund®	**	18,806,069
	Perkins	Perkins Mid-Cap Value Fund	**	4,522,174
	Hartford	Hartford Midcap Fund Class Y	**	2,263,492
*	Fidelity Investments	Fidelity Diversified International Fund	**	8,187,772
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund	**	454,751
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	**	1,592,343
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund	**	3,592,083
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund	**	4,287,457
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund	**	4,363,645
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund	**	4,871,903
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund	**	3,146,813
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund	**	2,899,353
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund	**	1,318,071
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund	**	195,721
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund	**	70,278
	T. Rowe Price	T. Rowe Price Retirement Income Fund	**	1,124,516
		Stable Value Fund
	Prudential Ins. Co. of America	Wrapper contract #GA-62068	**	—
	Prudential Trust Company	Core Conservative Bond Fund	**	37,873,253
		Common Stock
*	ACCO Brands Corp	ACCO Brands Common Stock	**	3,531,886
		Participant Loans
*	Participant loans	3.25% - 10.50%, various maturity dates	**	4,753,686
				$186,412,940
* Denotes party-in-interest.
** Participant-directed investment, cost basis disclosure not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation
Date:	June 25, 2012	By:	/s/ Thomas P. O'Neill, Jr.
Thomas P. O'Neill, Jr., Senior Vice President,
Finance and Accounting

On behalf of the ACCO Brands 401(k) Plan Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm - Crowe Horwath LLP*

* Filed herewith